UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE AS OF 1934
For the month of November 2010
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Rajiv Gandhi Salai, Taramani
Chennai 600 113, India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Entry Into a Material Definitive Agreement
As previously reported on a Report on Form 6-K filed on August 31, 2010 by Sify Technologies Limited (the “Company”) with the Securities and Exchange Commission, on August 28, 2010, the Board of Directors of the Company approved the issuance of up to an aggregate of 125,000,000 of the Company’s equity shares, par value Rs. 10 per share (“Equity Shares”), for an aggregate purchase price of approximately $86 million, to a group of investors affiliated with the Company’s promoter group, including entities affiliated with Mr. Raju Vegesna, the Company’s Chief Executive Officer and Managing Director and Mr. Ananda Raju Vegesna, Executive Director and brother of Raju Vegesna (the “Offering”). The Company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.
On October 22, 2010, the Company entered into a Subscription Agreement (the “Agreement”) with Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the Offering. The Company issued 125,000,000 Equity Shares to the Representative on October 30, 2010. In accordance with Indian law, a portion of the purchase price was paid on October 30, 2010, with the remaining amount of the purchase price to be paid at such time as determined by the Company. Until the full purchase price is paid by the purchasers, the Company retains a lien on the Equity Shares purchased in connection with the Offering.
A copy of the Agreement is attached as Exhibit 99.1 to this Report on Form 6-K, and is incorporated herein by reference. The foregoing description of the Agreement is a summary only and is subject to, and qualified in its entirety by, such exhibit.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 15, 2010

SIFY TECHNOLOGIES LIMITED
By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Chief Financial Officer

Exhibits filed with this Report

Exhibit Number	Description
99.1	Subscription Agreement, dated October 22, 2010, by and between Sify Technologies Limited and Ananda Raju Vegesna